UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 16, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities or an invitation to enter into any agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities.

The announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Eastern Air Overseas (Hong Kong) Corporation Limited does not intend to make any public offering of securities in the United States.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

Eastern Air Overseas (Hong Kong) Corporation Limited

(the “Issuer”)

(incorporated with limited liability in Hong Kong)

SGD500,000,000 2.80% per cent. Guaranteed Bonds due 2020 (the “Bonds”)

(Stock Code: 5022)

Unconditionally and Irrevocably Guaranteed by

Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners

DBS Bank Ltd.	Standard Chartered Bank	CCB Singapore	Shanghai Pudong Development Bank

Joint Lead Managers and Joint Bookrunners
ICBC Singapore	Bank of China	ABC International	Agricultural Bank of China Singapore Branch

Bank of Communications	HSBC	ANZ	CMBC Capital	Haitong International

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in the Bonds by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) only as described in the offering circular dated 7 November 2017. The listing and permission to deal in the Bonds is expected to become effective on or about 17 November 2017.

Hong Kong, 16 November 2017

As at the date of this announcement, the directors of the Issuer are Wu Yongliang, Wu Zhiwei, Jie Xiaoqing, Lin Yi and Fang Zhigang.

As at the date of this announcement, the directors of the Guarantor include:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Cai Hongping	(Independent non-executive Director)

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